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                                                                    EXHIBIT 2

[QUAKER STATE LOGO]


                                     For More Information:
                                     Stephen D. Blum
                                     Vice President - Corporate Relations
                                     Office: (214) 868-0438
                                     Home:   (214) 869-9474

FOR IMMEDIATE RELEASE

                    QUAKER STATE TO ACQUIRE BLUE CORAL, INC.

IRVING, TX, April 24 1996 -- Quaker State Corporation (NYSE:KSF) today announced that it has reached preliminary agreement to acquire Blue Coral, Inc., a leading manufacturer, marketer and distributor of a full range of high-quality automotive appearance products.

     "This acquisition represents significant strategic progress for the New Quaker State," said Quaker State Chairman and Chief Executive Officer Herbert M. Baum. "Blue Coral not only will broaden our portfolio of higher-margin automotive products, but also will make Quaker State a more valued supplier to its customers. This acquisition fits perfectly with our consistently stated corporate mission to actively pursue businesses that capitalize on our strong sales, distribution and customer service competencies in the automotive aftermarket."

     Quaker State will acquire Blue Coral for a combination of cash and stock, plus the assumption of certain outstanding indebtedness. The transaction, valued in excess of $100 million, is subject to execution of definitive agreements and completion of customary closing conditions, including normal regulatory approvals.


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                    QUAKER STATE TO ACQUIRE BLUE CORAL, INC.

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      Blue Coral, headquartered in Cleveland, Ohio, is a privately held company with 1995 annual sales of approximately $100 million. Its consumer products are among the market leaders in major automotive appearance product categories, specifically wax/polish, car wash and tire care. The Blue Coral Consumer Products Division has doubled its sales since 1993. Leading brands include the Blue Coral(R) line of car washes, surface protectants, and interior treatments; Westley's(R) Bleche-Wite(R), America's best-selling tire cleaner; Black Magic(TM) Protectant and Tire Dressing; Touchless Acrylic(TM) Restoration Coating; and Espree(R) line of wheel cleaners.

     Another division, Blue Coral Systems, is the largest supplier to the professional and commercial car wash industry, selling to and servicing more than 8,000 customers, including: full service and exterior conveyor operators, self-serve automatic car washes, free-standing detail shops, and new and used-car dealerships. In addition, Blue Coral Systems provides products and services to the 35,000 self-serve, oil company-owned car wash systems.

     Blue Coral's NicSand division manufactures and distributes a full line of automotive application products under the Blue Coral brand name, such as brushes, sponges, bonnets, sanding sheets and buffeting pads.

     Blue Coral International, whose major markets include the UK, France, Japan, Scandinavia and Australia, was the company's fastest-growing division this past year. Continued growth is expected as Blue Coral's high-quality line of value-added products is introduced to new international markets.




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           QUAKER STATE TO ACQUIRE BLUE CORAL, INC.

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     Baum added: "Blue Coral will be an excellent addition to Quaker State. Its brands are popular and profitable. It is a high value-added business that suits our margin-growth strategy very well. And we are most excited by the prospects of greater synergies and added leverage in sales and distribution of the Blue Coral and Slick 50 brands as we broaden Quaker State's reach into the automotive consumer products aftermarket."

     "We are eager to become part of Quaker State," said Sheldon G. Adelman, chairman and chief executive officer of Blue Coral, Inc. "Our brands and our businesses complement each other, and we share a commitment to quality and customer service." Adelman will be vice chairman of Quaker State following the acquisition, responsible for the Blue Coral and Slick 50 units of Quaker State.

     Quaker State Corporation is principally a producer of motor oil and lubricants, both branded and private label, and a marketer of products and services in the automotive aftermarket. Operating divisions manufacture safety lighting equipment for cars and trucks and market a full range of high-quality automotive chemical treatment products.




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